Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

(millions, except per share amounts)	Twelve Months Ended September 30, 2008
Operating Revenue	$15,766

Operating Expenses	12,209

Income from operations	3,557

Other income	(13)

Interest and related charges	847

Income before income tax expense	$2,697

Income tax expense	909

Minority interest	(1)

Income from continuing operations	1,789

Loss from discontinued operations (net of income tax benefit of $5)	(4)

Net Income	$1,785

Earnings Per Common Share - Basic
Income from continuing operations	$3.11
Loss from discontinued operations	(0.01)

Net income	$3.10

Earnings Per Common Share - Diluted
Income from continuing operations	$3.09
Loss from discontinued operations	(0.01)

Net income	$3.08